    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1997


                                                      REGISTRATION NO. 333-32607

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 -------------

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                                36-3766705
 (State or other jurisdiction                                   (I.R.S. Employer
              of                                                 Identification
        incorporation)                                                No.)

                        311 S. WACKER DRIVE, SUITE 6400
                            CHICAGO, ILLINOIS 60606
                                 (312) 431-0821
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                ----------------

                                 PAUL G. SIMON
                                GENERAL COUNSEL
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                        311 S. WACKER DRIVE, SUITE 6400
                            CHICAGO, ILLINOIS 60606
                                 (312) 431-0822
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

                                   COPIES TO:

         Leland E. Hutchinson                        Stacy J. Kanter
           Winston & Strawn                Skadden, Arps, Slate, Meagher & Flom
                                                           LLP
         35 West Wacker Drive                        919 Third Avenue
       Chicago, Illinois 60601                   New York, New York 10022
            (312) 558-5600                            (212) 735-3000

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                                ----------------

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest investment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act of 1933, check the following box and list the
Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box./ /

                                ----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION
                                                           DATED AUGUST 12, 1997


   [LOGO]
                                4,800,000 SHARES

                        UNIVERSAL OUTDOOR HOLDINGS, INC.

                                  COMMON STOCK
                                   ----------

    Of the shares of Common Stock ("Common Stock") offered hereby (the "Offering"), 1,327,705 shares are being sold by Universal Outdoor Holdings, Inc. ("Universal Outdoor" or the "Company") and 3,472,295 shares are being sold by certain selling stockholders named herein (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


    The Common Stock is quoted on the Nasdaq National Market under the symbol "UOUT." On August 11, 1997, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $37.25 per share.

                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                 SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF.

                                 -------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
    SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
       REPRESENTATION   TO   THE   CONTRARY   IS   A   CRIMINAL  OFFENSE.

                                            PRICE          UNDERWRITING         PROCEEDS          PROCEEDS TO
                                             TO            DISCOUNTS AND           TO               SELLING
                                           PUBLIC           COMMISSIONS        COMPANY(1)        STOCKHOLDERS
Per Share...........................          $                  $                  $                  $
Total(2)............................          $                  $                  $                  $

(1) Before deducting expenses of the Offering payable by the Company estimated at $500,000.

(2) The Company and two of its senior executives have granted the Underwriters 30-day options to purchase up to an aggregate of 720,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company  and Proceeds  to Selling Stockholders  will be  $                 ,
    $               , $                and $                , respectively.  See
    "Underwriting" and "Principal and Selling Stockholders."

                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
  , 1997.

ALEX. BROWN & SONS
       INCORPORATED

                  BEAR, STEARNS & CO. INC.

                                     DONALDSON, LUFKIN & JENRETTE     SECURITIES
CORPORATION

                THE DATE OF THIS PROSPECTUS IS          , 1997.

MIDWEST                                        EAST
--Chicago, IL                                  --New York/New Jersey
--Minneapolis, MN                              --Philadelphia, PA
--Indianapolis, IN                             --Baltimore, MD
--Milwaukee, WI                                --Washington, DC
--Des Moines, IA                               --Wilmington, DE
                                               --Salisbury, MD



                           [MAP OF THE UNITED STATES
                       ANNOTATED TO SHOW COMPANY MARKETS]



OUT OF HOME
--Mall Media



MIDSOUTH                                       FLORIDA
--Memphis, TN                                  --Orlando, FL
--Myrtle Beach, SC                             --Jacksonville, FL
--Chattanooga, TN                              --Ocala, FL
--Evansville, IN                               --Atlantic Coast, FL
--Dallas, TX                                   --Gulf Coast, FL

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" MEANS UNIVERSAL OUTDOOR HOLDINGS, INC., TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. "UOI" REFERS TO UNIVERSAL OUTDOOR, INC. AND ITS CONSOLIDATED SUBSIDIARIES, WHICH CONSTITUTE THE OPERATING SUBSIDIARIES OF THE COMPANY. THE TERM "MARKET" REFERS TO THE GEOGRAPHIC AREA CONSTITUTING A METROPOLITAN STATISTICAL AREA DELINEATED BY THE U.S. CENSUS BUREAU. "EBITDA" HAS THE MEANING SET FORTH IN FOOTNOTE (3) ON PAGE 8 HEREOF AND "EBITDA MARGIN" HAS THE MEANING SET FORTH IN FOOTNOTE (4) ON PAGE 8 HEREOF.


                                  THE COMPANY

    The Company is a leading outdoor advertising company operating approximately 33,000 advertising display faces in four large regions: the Midwest (Chicago, Minneapolis/St. Paul, Indianapolis, Milwaukee and Des Moines), Florida (Orlando, Jacksonville, Ocala and the Atlantic Coast and Gulf Coast areas of Florida), the Midsouth (Evansville (IN), Dallas, Memphis/Tunica and Chattanooga (TN) and
Myrtle Beach (SC)) and the East (New York, Washington D.C., Baltimore, Philadelphia, Northern New Jersey, Wilmington (DE), Salisbury (MD) and Hudson Valley (NY)). The Company's advertising display face inventory includes transit display faces and kiosks in shopping malls, in addition to billboards and other outdoor display faces. The Company believes that the diversity of its advertising display inventory throughout its markets provides its customers with a unique opportunity to select a variety of media and outlets in delivering their marketing messages. The Company's customer base is also highly diversified, with no one category of customers accounting for more than 16.0% of net revenues for the six months ended June 30, 1997. During this same time period, tobacco advertising accounted for approximately 10.6% of net revenues. See "Risk Factors--Negative Implications of Tobacco Industry Regulation on Outdoor Advertising."

                     SECOND QUARTER AND SIX MONTHS RESULTS

    On July 31, 1997, the Company announced the results of its operations for the second quarter and first six months of 1997. For the three months ended June 30, 1997, the Company reported record net revenues and EBITDA of $53.1 million and $28.3 million, respectively, which compare favorably to the net revenues and EBITDA of $17.8 million and $10.0 million, respectively, for the same period in 1996. For the six months ended June 30, 1997, the Company had net revenues and EBITDA of $97.1 million and $49.5 million, respectively, which compare favorably to the net revenues and EBITDA for the same period in 1996 of $26.2 million and $13.6 million, respectively. The Company believes that its EBITDA Margin of 50.9% for the six months ended June 30, 1997 is among the highest in the industry. There can be no assurance that the Company's future net revenues and EBITDA Margins will equal or exceed those which have been achieved to date. In addition, the Company has historically had net losses and has substantial indebtedness. See "Risk Factors -- Substantial Indebtedness of the Company; Potential Inability to Service Indebtedness" and "--Prior Period Losses."

    The Company has a significant presence in each of the regional markets in which it operates. The following table sets forth, as of July 31, 1997, certain information with respect to the Company's outdoor markets:

                                                                                                        TOTAL
                                                               30-SHEET      8-SHEET                   DISPLAY
                                                  BULLETINS     POSTERS      POSTERS      TRANSIT       FACES
                                                 -----------  -----------  -----------  -----------  -----------
MIDWEST:
  Chicago......................................         713       --            3,515       --           4,228
  Indianapolis.................................         257        1,096          101          530       1,984
  Minneapolis/St. Paul.........................         456        1,332       --           --           1,788
  Des Moines...................................          86          573            9       --             668
  Milwaukee....................................         261       --              338       --             599
MIDSOUTH:
  Evansville...................................         278          699       --           --             977
  Dallas.......................................         257       --            1,224       --           1,481
  Memphis......................................         705        1,229          129          529       2,592
  Chattanooga..................................         329          642       --           --             971
  Myrtle Beach.................................         738          468       --           --           1,206
FLORIDA:
  Orlando......................................         820        1,087       --           --           1,907
  Ocala........................................         864          198       --           --           1,062
  Atlantic Coast...............................         664       --           --           --             664
  Jacksonville.................................         448          780       --           --           1,228
  Gulf Coast...................................         457       --           --           --             457
EAST:
  Philadelphia.................................         355        2,080       --              192       2,627
  Washington...................................          86          586       --           --             672
  Salisbury....................................         401          477       --           --             878
  Wilmington...................................         160          909           45       --           1,114
  Baltimore....................................         209        1,234       --            1,917       3,360
  New York/New Jersey..........................         440          553           33       --           1,026
                                                      -----   -----------       -----        -----   -----------
    Total......................................       8,984       13,943        5,394        3,168      33,071(1)
                                                      -----   -----------       -----        -----   -----------
                                                      -----   -----------       -----        -----   -----------

------------------------
(1) Includes 1,582 kiosk displays in malls throughout the United States.

                               OPERATING STRATEGY

    The Company's objective is to remain the leading provider of outdoor advertising services in each of its four regional operating areas and to expand into attractive new markets. The Company believes that a regional operating approach provides it with significant opportunities to increase revenue and achieve cost savings by delivering to local and national advertisers efficient access to multiple markets or highly targeted areas. Management intends to continue to pursue the following operating strategy:

    - ENHANCE EXISTING BUSINESS. The Company intends to expand its existing business by maximizing rates and occupancy levels in each of its markets, increasing market penetration, pursuing strategic acquisitions in and proximate to its markets, capitalizing on technology advances, and maintaining a decentralized low cost operating structure.

    - DEVELOP OTHER OUT-OF-HOME MEDIA. The Company seeks to develop other forms of out-of-home media that have potential for rapid growth, such as displays in shopping malls, airports and bus shelters and transit advertising in order to enhance revenues in existing markets and provide access to new markets.

    - EXPAND INTO INTERNATIONAL MARKETS. The Company believes that an additional area of substantial growth may come from the strategic expansion into markets outside the United States. For example, the Company recently executed letters of intent to enter into two joint venture agreements with companies in Beijing, the capital of China, and in Dalian, a major port city in the Laoning Province, to provide outdoor advertising services in areas of China undergoing rapid growth and modernization.

    The Company believes that its experienced senior management team is an important asset in the successful implementation of its operating strategy. Daniel L. Simon, President and Chief Executive Officer and the founder of the Company, has spent his entire professional career of 23 years in the outdoor advertising business. Brian T. Clingen, Vice President and Chief Financial Officer, and Paul G. Simon, Vice President and General Counsel, together possess over 24 years of experience in the industry.

    The Company was incorporated in Delaware in 1991 and its principal executive office is located at 311 S. Wacker Drive, Chicago, Illinois 60606, and its telephone number is (312) 431-0822.

                              RECENT DEVELOPMENTS

    Since the Company's initial public offering in July 1996, the Company has completed the acquisition of 12 outdoor advertising businesses or assets for an aggregate amount of approximately $600 million. In addition, the Company has entered into letters of intent for the purchase of two additional outdoor advertising businesses, all within existing markets, for an aggregate purchase price of $27.0 million. The Company believes that these acquisitions will significantly strengthen its market presence in the midwest and southeast regions of the United States, create a substantial presence in the east coast region and allow the Company to (i) continue to be a leading operator of outdoor advertising services in each of its markets; (ii) capitalize on greater operating efficiencies associated with operating in closely proximate markets; and (iii) aggressively package its display inventory across its markets and regions.

    COMPLETED ACQUISITIONS

    THE POA  ACQUISITION.    In  October  1996,  the  Company  acquired  Outdoor
Advertising Holdings, Inc. for approximately $240.0 million in cash (the "POA Acquisition"). As a result of the POA Acquisition, the Company acquired a total of approximately 6,337 advertising display faces consisting of bulletins and posters in five markets located in the southeast United States, including Orlando, Ocala and Palm Beach, as well as the Atlantic Coast and Gulf Coast areas of Florida, and Myrtle Beach and Chattanooga.

    THE REVERE ACQUISITION. In December 1996, the Company acquired Revere Holding Corp. for approximately $125.0 million in cash (the "Revere Acquisition"). As a result of the Revere Acquisition, the Company acquired a total of approximately 8,853 advertising display faces located in markets on the east coast of the United States, including Philadelphia, Washington D.C., Wilmington and Salisbury, as well as 1,917 transit display faces located in Baltimore and 1,582 kiosk displays located in malls throughout the United States.

    THE MEMPHIS/TUNICA ACQUISITION. In January 1997, the Company acquired a total of approximately 2,018 advertising display faces consisting of bulletins and posters located in and around Memphis, Tennessee and Tunica County, Mississippi for approximately $71.0 million plus 100,000 shares of the Company's Common Stock.

    THE MATTHEW ACQUISITION. In January 1997, the Company acquired certain of the assets of Matthew Outdoor Advertising Acquisition Co. L.P. ("Matthew") for approximately $40.0 million in cash and assumption by the Company of certain liabilities of Matthew (the "Matthew Acquisition"). As a result of the Matthew Acquisition, the Company acquired a total of approximately 1,035 advertising display faces located in three markets, including metro New York, northern New Jersey and Hudson Valley.

    THE PENN ACQUISITION. In February 1997, the Company agreed to acquire the stock of Penn-Baltimore, Inc. from Lamar Advertising Company for $46.5 million in cash (the "Penn Acquisition"). The Penn Acquisition was consummated in June 1997 and the Company acquired approximately 1,450 advertising display faces in the Baltimore metropolitan area.

    THE ALLIED ACQUISITION. In April 1997, the Company agreed to acquire certain assets of Allied Outdoor Advertising, Inc. for $51.2 million in cash (the "Allied Acquisition"). The Allied Acquisition was consummated in July 1997 and the Company acquired approximately 90 advertising display faces in New York City and New Jersey.

    OTHER COMPLETED ACQUISITIONS. In September 1996, the Company purchased certain assets of (i) Iowa Outdoor Displays for approximately $1.8 million in cash and (ii) The Chase Company for approximately $5.8 million in cash. As a result of these acquisitions, the Company acquired approximately 160 advertising display faces consisting primarily of posters in and around Des Moines and approximately 245 advertising display faces consisting primarily of bulletins in and around Dallas.

    In February 1997, the Company acquired a total of approximately 135 advertising display faces located in and around Evansville, Indiana from Ad-Craft, Inc. for approximately $5.5 million in cash. The Company also acquired 12 existing advertising display faces and 35 in process display faces in New Jersey from David Klein Outdoor Advertising, Inc. for approximately $5.3 million in cash.

    In March 1997, the Company acquired a total of approximately 600 bus shelters and panels in and around Memphis, Tennessee for approximately $8.5 million in cash from TransAd, Inc.

    In July 1997, the Company acquired a total of approximately 143 advertising display faces in and around Memphis, Tennessee for approximately $2.5 million in cash from Swaney Outdoor, Inc.

    PENDING ACQUISITIONS

    THE GAESS ACQUISITION. In July 1997, the Company entered into a letter of intent to acquire substantially all of the outdoor advertising assets of Great Outdoor, Inc., Media Outdoor Advertising and Media Displays, Inc., collectively operating as Gaess Outdoor, for approximately $18 million (the "Gaess Acquisition"). The Gaess Acquisition will further enhance the Company's position in the metro New York and northern New Jersey market, adding 25 advertising display faces, a number of which are located in high profile locations.

    THE NEW YORK SIGN ACQUISITION. In July 1997, the Company entered into a letter of intent to acquire substantially all of the outdoor advertising assets of New York Signs for approximately $9 million. Such acquisition will further enhance the Company's position in New York City, adding 17 advertising display faces.

    Each of the pending acquisitions is subject to numerous conditions including the negotiation of final acquisition agreements and certain of the acquisitions will be subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. There can be no assurance that any of the pending acquisitions will be consummated or that they will not be delayed due to antitrust clearance or other factors.

                                  THE OFFERING

Common Stock offered by the Company..................  1,327,705 shares
Common Stock offered by the Selling Stockholders.....  3,472,295 shares
Common Stock to be outstanding after the Offering....  25,564,035 shares(1)
Use of Proceeds to the Company.......................  To repay existing indebtedness under
                                                       the   Company's   revolving   credit
                                                       facility incurred in connection with
                                                       recent  acquisitions.  Such  amounts
                                                       may be reborrowed  in the future  to
                                                       fund   pending   acquisitions.   The
                                                       Company   will   not   receive   any
                                                       proceeds  from  the  sale  of Common
                                                       Stock by the Selling Stockholders.
Nasdaq National Market Symbol........................  UOUT

------------------------

(1) Excludes 2,347,078 shares of Common Stock issuable pursuant to the 1996 Warrant Plan, and 387,200 shares issuable pursuant to outstanding on Noteholder Warrants.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                            SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             JUNE 30,
                                        ----------------------------------------------------------------  --------------------
                                          1991       1992       1993       1994       1995       1996       1996      1997(5)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Gross revenues........................  $  21,435  $  27,896  $  28,710  $  33,180  $  38,101  $  84,939  $  29,366  $ 106,177
Net revenues(1).......................     18,835     24,681     25,847     29,766     34,148     76,138     26,239     97,113
Direct advertising expenses...........      7,638     10,383     10,901     11,806     12,864     26,468      9,520     38,104
General and administrative expenses...      3,515      3,530      3,357      3,873      4,645     10,648      3,086      9,549
Depreciation and amortization.........      5,530      7,817      8,000      7,310      7,402     18,286      4,674     27,088
Non cash compensation for common stock
  warrants............................                                                             9,000      9,000     --
Operating income......................      2,152      2,951      3,589      6,777      9,237     11,736        (41)    22,372
Interest expense......................      6,599      9,591      9,299     11,809     12,894     19,567      8,441     21,958
Other (expense) income, net...........        (53)       291       (351)      (134)       (46)    (1,398)    (1,674)       514
Income (loss) before extraordinary
  item(2).............................     (4,500)    (6,349)    (6,061)    (5,166)    (3,703)    (9,229)   (10,156)       928
Income (loss) before income tax.......     (4,500)    (6,349)    (9,321)    (5,166)    (3,703)   (35,803)   (10,156)       928
Net income (loss) per share...........      (0.59)     (0.83)     (1.22)     (0.67)     (0.48)     (2.27)     (1.33)      0.04
Weighted average common and equivalent
  shares outstanding..................      7,654      7,654      7,654      7,654      7,654     15,787      7,654     25,864

OTHER DATA:
EBITDA(3).............................  $   7,682  $  10,768  $  11,589  $  14,087  $  16,639  $  39,022  $  13,633  $  49,460
EBITDA Margin(4)......................       40.8%      43.6%      44.8%      47.3%      48.7%      51.3%      52.0%      50.9%
Capital expenditures..................      2,047      2,352      2,004      4,668      5,620      7,178      2,943      8,631

                                                                                                 JUNE 30,
                                                                                           --------------------
                                                                                             1996       1997
                                                                                           ---------  ---------
BALANCE SHEET DATA:
Working capital..........................................................................  $   8,345  $  16,704
Total assets.............................................................................    179,175    853,689
Total long-term debt.....................................................................    182,673    510,316
Common stockholders' equity (deficit)....................................................     (9,667)   230,856

----------------------------------
(1) Net revenues are gross revenues less agency commissions.

(2) Extraordinary item represents loss on early extinguishment of debt.

(3) "EBITDA" is operating income before depreciation and amortization and other non cash charges. Management believes that EBITDA, as presented, represents a useful measure of assessing the performance of the Company's ongoing operating activities as it reflects the earnings trends of the Company and is a measure of net cash generated by the normal operating activity of the business. EBITDA is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes EBITDA is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(4) "EBITDA Margin" is EBITDA stated as a percentage of net revenues. Management believes EBITDA Margin, as presented, represents a useful measure of the percent of net revenues reflected in EBITDA, thereby addressing the cash used in operations.

(5) Amounts include financial results beginning June 3, 1997 from operations acquired pursuant to the Penn Acquisition.

     CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS.

    SUBSTANTIAL INDEBTEDNESS OF THE COMPANY; POTENTIAL INABILITY TO SERVICE INDEBTEDNESS. The Company has substantial indebtedness. In October 1996 and December 1996, UOI issued $225.0 million and $100.0 million, respectively, of senior subordinated notes due 2006 (the "Notes"). As of June 30, 1997, the Company's total long-term debt was approximately $510.3 million, and interest expense was approximately $22.0 million, or 22.7% of net revenues, for the six months ended June 30, 1997. The Company's level of consolidated indebtedness could have important consequences to the holders of Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Subject to certain limitations contained in its outstanding debt instruments, credit agreement and the Notes, the Company or its subsidiaries may incur additional indebtedness to finance working capital or capital expenditures, investments or acquisitions or for other purposes. There can be no assurance that the Company's EBITDA will continue to exceed its fixed charges. A decline in EBITDA could impair the Company's ability to meet its obligations, including for debt service, and to make scheduled principal repayments.

    PRIOR PERIOD LOSSES. The Company has historically had net losses which have resulted in significant part from substantial depreciation and amortization expenses relating to assets purchased in the Company's acquisitions, interest expense associated with related indebtedness and deferred financing costs charged to extraordinary losses. Moreover, additional acquisitions will result in increased depreciation, amortization and interest expenses. There can be no assurance that the Company will generate net income in the future.

    RESTRICTIONS IMPOSED BY THE COMPANY'S INDEBTEDNESS. The banks under the Company's credit facility (the "Credit Facility") have a lien on substantially all of the assets of UOI, including the capital stock of its subsidiaries, to secure the indebtedness of UOI under such credit facility. The Credit Facility and indentures governing the Notes contain restrictions on UOI's ability to incur additional indebtedness, create liens, pay dividends, sell assets and make acquisitions. Furthermore, the Credit Facility contains certain maintenance tests. There can be no assurance that UOI and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including compliance by UOI with the financial ratios and tests contained in the Credit Facility. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under the applicable instruments to be due and payable immediately. There can be no assurance that the assets or cash flow of the Company or the Company's subsidiaries, as the case may be, would be sufficient to repay in full borrowings under their outstanding debt instruments whether upon maturity or earlier if such indebtedness were to be accelerated upon an event of default or certain repurchase events or that UOI would be able to refinance or restructure its payments on such indebtedness or repurchase the Notes. If such indebtedness were not so repaid, refinanced or restructured, the lenders could proceed to realize on their collateral. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of UOI's other debt instruments. See "-- Substantial Indebtedness of the Company; Potential Inability to Service Indebtedness."

    COMPANY'S DEPENDENCY ON UOI; HOLDING COMPANY STRUCTURE. The Company is a holding company with no business operations of its own. The Company's only material asset is all of the outstanding capital stock of UOI, through which the Company conducts its business operations. Accordingly, the Company will be dependent on the earnings and cash flow, and dividends and distributions, from UOI to pay its expenses and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of the Company. UOI has substantial cash interest expense due on the Notes. There can be no assurance that UOI will generate sufficient cash flow to pay dividends or distribute funds to the Company or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of UOI, will permit such dividends or distributions. The terms of the Credit Facility and the Notes currently restrict UOI from paying dividends or making distributions except in very limited circumstances, including paying certain expenses of the Company. See "-- Substantial Indebtedness of the Company; Potential Inability to Service Indebtedness."

    POTENTIAL INABILITY TO MAKE OR FINANCE ACQUISITIONS. The Company's growth has been facilitated by strategic acquisitions that have substantially increased the Company's inventory of advertising display faces. One element of the Company's operating strategy is to make acquisitions in new and existing markets. There can be no assurance that suitable acquisition candidates can be found. The Company is likely to face competition from other outdoor advertising and media companies for acquisition opportunities that are available. In addition, if the prices sought by sellers of outdoor advertising display faces and companies continue to rise, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions or that acquisitions can be completed on terms acceptable to the Company. Also, in the Minneapolis/St. Paul market, the Company is subject to a consent judgment that restricts the Company's ability to purchase outdoor advertising display faces until February 1, 2001. As part of its regular on-going evaluation of strategic acquisition opportunities, the Company is currently engaged in a number of separate and unrelated discussions concerning possible acquisitions, some of which may be material in size. The purchase price of such acquisitions may require additional debt or equity financing on the part of the Company.

    CHALLENGES OF INTEGRATION OF ACQUISITIONS. Since July 1996, the Company has completed 12 acquisitions. The Company faces significant challenges in integrating the operations acquired in connection with such acquisitions with those of the Company, particularly in geographic regions where the Company had not previously operated. Integration of acquired operations will require substantial attention from the Company's management. Diversion of management attention from the Company's existing business could have an adverse impact on the revenues and operating results of the Company. There can be no assurance the Company will be able to integrate such acquired operations successfully. Furthermore, there can be no assurance that any pending acquisitions will be consummated.


    NEGATIVE IMPLICATIONS OF TOBACCO INDUSTRY REGULATION ON OUTDOOR ADVERTISING; TOBACCO INDUSTRY SETTLEMENT. For the six months ended June 30, 1997, approximately 10.6% of the Company's net revenues was derived from tobacco advertising. The tobacco industry has recently engaged in negotiations to settle litigation against such industry. The tobacco companies have reached a proposed settlement that, upon the approval of Congress, will become final and binding. Such proposed settlement would require a total ban of tobacco advertising on outdoor billboards and signs. Any such ban may have a material adverse effect on the Company's revenues at least in the immediate period following the imposition of such ban while alternate sources of advertising are secured. The competition in the outdoor advertising business for any such alternate sources of advertising following the imposition of a total ban on tobacco advertising on outdoor billboards and signs is expected to be intense. There can be no assurance that the Company will immediately replace such advertising revenue currently attributed to the tobacco industry in the event of a total ban of tobacco advertising on outdoor billboards and signs. Furthermore, even in the event the advertising ban does not take place, state and local governments, including state and local governments in areas where the Company does business, have recently proposed and some have enacted regulations restricting or banning outdoor advertising of tobacco in certain jurisdictions. Continued passage of restrictions or bans on outdoor advertising in the Company's markets may adversely affect the Company's revenues at least in the immediate period following such regulation. Also, in August 1996, the U.S. Food and Drug Administration issued final regulations governing certain marketing practices in the tobacco industry. Among other things, the regulations prohibit tobacco product billboard advertisements within 1,000 feet of schools and playgrounds and require that tobacco product advertisements on billboards be in black and white and contain only text. There can be no assurance as to the effect of these regulations or this legislation on the Company's business and on its net revenues, EBITDA and financial position. A reduction in billboard advertising by the tobacco industry could cause an immediate reduction in the Company's direct revenue from such advertisers and would simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This could in turn result in a lowering of rates throughout the industry or limit the ability of industry participants to increase rates for some period of time. Any such consequence could have the effect of reducing the Company's EBITDA, which could in turn reduce the Company's ability to meet its financial obligations under the indentures governing the Notes and the Credit Facility.

    REGULATION OF OUTDOOR ADVERTISING. Outdoor advertising displays are subject to governmental regulation at the federal, state and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Certain state and local governments, including state and local governments in areas where the Company does business, have recently proposed and some have enacted regulations restricting or banning outdoor advertising of tobacco and liquor in certain jurisdictions. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without the payment of compensation. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. Other than in the Company's Jacksonville market, amortization ordinances have not materially affected operations in the Company's markets. As a result of a settlement of litigation related to certain assets in the Jacksonville market prior to their acquisition, the Company removed 165 outdoor advertising structures in 1995 and is required to remove an additional 546 (of its total of 1,493) outdoor advertising structures over the next 19 years with 317 of such structures to be removed between 1995 and 1998. There can be no assurance that these removals will not adversely affect the Company's results of operations. In addition, no assurance can be given as to the effect on the Company of existing laws and regulations or of new laws and regulations that may be adopted in the future. Continued restrictions and bans on outdoor advertising in the Company's markets may adversely affect the Company's revenues at least in the immediate period following such regulations. See "-- Negative Implications of Tobacco Industry Regulation on Outdoor Advertising."

    NEGATIVE EFFECTS OF A DECLINE IN GENERAL ECONOMIC CONDITIONS ON ADVERTISING TRENDS. The Company relies on sales of advertising space for its revenues and its operating results therefore are affected by general economic conditions as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays.

    COMPETITION. The Company faces competition for advertising revenues from other outdoor advertising companies, as well as from other media such as radio, television, print media and direct mail marketing. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which has increased substantially over the past several years, including advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains, buses and subways. Some of the Company's competitors are substantially larger, better capitalized and have access to greater resources than the Company. There can be no assurance that outdoor advertising media will be able to compete with other types of media, or that the Company will be able to compete either within the outdoor advertising industry or with other media.

    POTENTIAL LITIGATION AGAINST THE COMPANY. From time to time, the Company is involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims and construction matters. The Company is also involved in routine administrative and judicial proceedings regarding permits and fees relating to outdoor advertising structures and compensation for condemnations. None of those proceedings, in the opinion of management, is likely to have a material adverse effect on the Company.

    RELIANCE ON KEY EXECUTIVES. The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular its President and Chief Executive Officer, Daniel L. Simon. The Company has few employment contracts with its employees, and very few of its employees are bound by non-competition agreements. The Company maintains key man insurance on Daniel L. Simon. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have a material adverse effect on the Company's business.

    CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS. Upon consummation of the Offering, certain of the Company's officers and directors will be beneficial owners of (including for this purpose options exercisable within 60 days, and warrants issued pursuant to the 1996 Warrant Plan) approximately 30.2% of the outstanding shares of the Company's Common Stock. See "Principal and Selling Stockholders." Such persons would have sufficient voting power to effectively control the outcome of corporate actions submitted to the stockholders for approval and to control the management and affairs of the Company, including the election of the Board of Directors of the Company. As a result of such control, certain transactions may not be possible without the approval of such stockholders, including proxy contests, mergers involving the Company and tender offers or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal and Selling Stockholders."

    DIFFICULTY IN ESTABLISHING A CHANGE OF CONTROL OR MANAGEMENT; ANTI-TAKEOVER PROVISIONS. The level of stock ownership of the management of the Company, as well as the provisions of Delaware corporation law and the Company's Certificate of Incorporation and Bylaws, may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests. In addition, under the Company's Certificate of
Incorporation, the Board of Directors has the authority to issue shares of Preferred Stock and establish the rights and preferences thereof without obtaining stockholder approval. The Company has no present plans to issue any shares of Preferred Stock.

    SUBSTANTIAL PREVIOUSLY RESTRICTED COMMON STOCK ELIGIBLE FOR FUTURE SALE. Approximately 90 days after the date of the Offering (upon expiration of certain lockup agreements with the underwriters for the Offering), approximately
8.4 million shares of Common Stock outstanding as of the date of this Prospectus, become eligible for sale immediately in reliance on Rule 144A and at prescribed times, subject to volume and manner of sale restrictions, in reliance on Rule 144, each promulgated under the Securities Act of 1993, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock (including shares issued upon exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,327,705 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and the estimated expenses of the Offering, are estimated to be $45,512,000 (at an assumed offering price of $36.25 per share). The Company will use the net proceeds to repay indebtedness under the Company's revolving credit facility incurred in connection with recent acquisitions. Such amounts may be reborrowed in the future to fund pending acquisitions. The revolving credit facility expires September 30, 2003 and borrowings under such facility bear a variable rate of interest based on LIBOR and which rate is currently 8.54%.

    The Company will receive no proceeds from the sale by the Selling Stockholders of the shares of Common Stock.

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company at June 30, 1997 and as adjusted to give effect to the Offering. The table should be read in conjunction with the consolidated financial statements and related notes incorporated by reference herein.

                                                                                             JUNE 30, 1997
                                                                                     -----------------------------
                                                                                                   AS ADJUSTED (1)
                                                                                                   ---------------
                                                                                        ACTUAL
                                                                                     ------------
                                                                                     (UNAUDITED)
                                                                                        (DOLLARS IN THOUSANDS)
Long-term debt:
  Credit Facility:
    Revolving Credit Loan..........................................................   $  106,300     $    60,788
    Acquisition Term Loan..........................................................       75,000          75,000
  9 3/4% Senior Subordinated Notes due 2006........................................      223,681         223,681
  9 3/4% Series B Senior Subordinated Notes due 2006...............................      101,413         101,413
  Other notes......................................................................        3,922           3,922
  Other obligations................................................................       --             --
                                                                                     ------------  ---------------
      Total long-term debt and other obligations...................................      510,316         464,804
Common stockholders' equity........................................................      230,856         276,368
                                                                                     ------------  ---------------
      Total capitalization.........................................................   $  741,172     $   741,172
                                                                                     ------------  ---------------
                                                                                     ------------  ---------------

------------------------

(1) Represents actual amounts adjusted to give effect to the Offering.

                                    DILUTION

    The net tangible deficit of the Company's Common Stock as of June 30, 1997 was approximately $6.2 million, or $0.26 per share. The net tangible deficit per share of Common Stock represents the amount of the Company's common stockholder's equity, less intangible assets divided by 24,112,800 shares of Common Stock outstanding as of June 30, 1997.

    Net tangible book value dilution per share of Common Stock represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering and the net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of 1,327,705 shares of Common Stock by the Company in this Offering and the exercise of warrants for an additional 123,530 shares and the application of the estimated net proceeds therefrom, the net tangible book value of the Common Stock as of June 30, 1997 would have been approximately $40.0 million, or $1.56 per share of Common Stock. This represents an immediate increase in the net tangible book value of $1.82 per share of Common Stock to existing common stockholders and an immediate dilution in net tangible book value of $34.69 per share of Common Stock to purchasers of Common Stock in this Offering. The following table illustrates the dilution in the net tangible book value per share to new investors:

Public offering price per share of Common Stock............................             $   36.25
  Net tangible deficit per share of Common Stock at June 30, 1997..........  $    0.26
  Increase in net tangible book value per share of Common Stock
    attributable to new investors..........................................       1.82
                                                                             ---------
Net tangible book value per share of Common Stock after the
 Offering (1)..............................................................                  1.56
                                                                                        ---------
Dilution per share to new investors........................................             $   34.69
                                                                                        ---------
                                                                                        ---------

------------------------

(1) If the Underwriters' over-allotment option is exercised in full, the net tangible book value would be approximately $2.47 per share, resulting in dilution to new investors in this Offering of $33.78 per share.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The table below sets forth the number and percentage of outstanding shares of Common Stock that will be beneficially owned by (i) each director of the Company, (ii) each executive officer, (iii) all directors and executive officers of the Company as a group, (iv) each person known by the Company to own beneficially more than 5% of the Common Stock and (v) Selling Stockholders. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted.


                                          BENEFICIAL OWNERSHIP OF COMMON                  BENEFICIAL OWNERSHIP OF COMMON
                                           STOCK PRIOR TO THE OFFERING                       STOCK AFTER THE OFFERING
                                          ------------------------------                  ------------------------------
                                                             PERCENT OF       SHARES                         PERCENT OF
NAME OF BENEFICIAL OWNER                  NUMBER OF SHARES     CLASS      BEING OFFERED   NUMBER OF SHARES     CLASS
----------------------------------------  ----------------  ------------  --------------  ----------------  ------------
Daniel L. Simon ........................     8,453,208(1)         32.3%              --      8,401,208            30.2%
 311 S. Wacker Drive, Suite 6400
 Chicago, Illinois 60606
Brian T. Clingen .......................     1,279,938(2)          5.2               --      1,279,938             5.0
 311 S. Wacker Drive, Suite 6400
 Chicago, Illinois 60606
Paul G. Simon ..........................       124,530(3)           --(4)        52,000         72,530              --(4)
 311 S. Wacker Drive, Suite 6400
 Chicago, Illinois 60606
Michael J. Roche .......................         2,000              --(4)                        2,000              --(4)
 333 Beverly Road, E5-312A
 Hoffman Estates, Illinois 60179
Michael B. Goldberg (5)(7) .............     3,055,110            12.7           46,960          8,500(11)          --(4)
 Director
Frank K. Bynum, Jr. (5)(7) .............     3,040,338            12.6(4)        20,688         20,000(11)          --(4)
 Director
Kelso Investment Associates V, L.P.          2,847,871            11.8        2,847,871             --              --
 ("KIA V") (5)(6).......................
Kelso Equity Partners V, L.P. ("KEP            151,779              --(4)       151,779             --              --
 V")(5)(6)..............................
Joseph S. Schuchert (5)(7)..............     2,999,650            12.4                              --(11)          --
Frank T. Nickell (5)(7).................     3,134,879            13.0          135,229             --(11)          --
George E. Matelich (5)(7)...............     3,063,293            12.9           63,643             --(11)          --
Thomas R. Wall, IV (5)(7)...............     3,103,172            12.8           80,422         23,100(11)          --(4)
David I. Wahrhaftig (5)(7)..............     3,046,509            12.9           24,859          2,200(11)          --(4)
John F. McGillicuddy (9)................        10,000              --(4)        10,000             --              --
Patricia Hetter Kelso (8)...............        15,000              --(4)        15,000             --              --
George L. Shinn (9).....................         4,000              --(4)         4,000             --              --
William A. Marquard (9).................        10,000              --(4)        10,000             --              --
Michael B. Lazar (5)....................         6,120              --(4)         4,120          2,000              --(4)
Frank J. Loverro (5)....................         8,724              --(4)         5,724          3,000              --(4)
All directors and executive officers as
 a group (6 persons) ...................     8,551,086(10)        32.2


------------------------
 (1) Daniel L. Simon's beneficial ownership includes 4,933,220 shares that he owns directly, 32,520 shares held by the Simon Family Foundation of which he is a director, 88,000 shares held by The Simon Family Limited Partnership of which he is a general partner, 1,995,000 shares issuable to him upon exercise of the Management Warrants, 928,860 shares over which he has voting control pursuant to certain voting trust agreements with Brian T. Clingen and Paul
    G. Simon, and 475,608 shares issuable to Brian T. Clingen and Paul G. Simon upon exercise of the Management Warrants over which Daniel L. Simon has voting control pursuant to certain voting trust agreements.

 (2) Brian T. Clingen owns 767,852 shares directly, 35,000 shares held by The Clingen Family Foundation of which he is a director, 352,078 shares issuable to him upon exercise of the Management Warrants, and 125,008 shares held by The Clingen Family Limited Partnership of which he is a general partner. The voting rights for such shares have been granted to Daniel L. Simon pursuant to a voting trust agreement.

 (3) Paul G. Simon owns 1,000 shares directly and will own 123,530 shares upon exercise of the Management Warrants prior to the closing of the Offering and which collectively represent less than 1% of the Common Stock, the voting rights of which have been granted to Daniel L. Simon pursuant to a voting trust agreement.

 (4) Represents less than 1% of the Common Stock.

 (5) The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

 (6) KIA V and KEP V due to their common control, could be deemed to beneficially own each other's shares, but each disclaims such beneficial ownership.

 (7) Messrs. Schuchert, Nickell, Matelich, Goldberg, Wall, Bynum and Wahrhaftig may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIA V and KEP V, by virtue of their status as general partners of the general partner of KIA V and as general partners of KEP V. Messrs. Schuchert, Nickell, Matelich, Goldberg, Wall, Bynum and Wahrhaftig share investment and voting power with respect to securities owned by KIA V and KEP V, but disclaim beneficial ownership of such securities. Mr. Goldberg has been a director of the Company since April 1996 and has informed the Company that he intends to resign as a director upon consummation of the Offering. Mr. Bynum became a director of the Company following consummation of the Company's initial public offering.

 (8) Patricia Kelso is the widow of one of the founders of Kelso & Company.

 (9) Messrs. McGillicuddy, Shinn and Marquard are outside directors of Kelso & Company.

(10) Excludes KIA V and KEP V shares as well as shares that may be deemed to be beneficially owned by Messrs. Schuchert, Nickell, Matelich, Goldberg, Wall, Bynum and Wahrhaftig.

(11) Because neither KIA V or KEP V will be the owner of record of any shares of Common Stock of the Company after the completion of the Offering, none of Messrs. Schuchert, Nickell, Goldberg, Wall, Bynum and Wahrhaftig will be deemed to beneficially own such Common Stock solely by virtue of their status as general partners of the general partner of KIA V and/or the general partners of KEP V.

                        SHARES ELIGIBLE FOR FUTURE SALE

    No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions described below lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

    Upon completion of the Offering, the Company will have outstanding 25,564,035 shares of Common Stock (excluding 2,734,278 shares of Common Stock issuable pursuant to the 1996 Warrant Plan and Noteholder Warrants). See "Capitalization" and "Description of Capital Stock." Of these shares, the 14,957,705 shares of Common Stock are freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates," as that term is defined in the Securities Act, of the Company. The remaining shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 or Rule 144A under the Securities Act.

    Certain of the Company's security holders and all of its executive officers and directors have the power to dispose of approximately 8.4 million shares (including 2,347,078 shares issuable upon exercise of the Management Warrants). These shares will not be eligible for sale in the public market without registration unless such sales meet the conditions and restrictions of Rule 144 as described below.

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (approximately 256,000 shares as of the date of this Prospectus (including shares issuable pursuant to the 1996 Warrant Plan and Noteholder Warrants)) and
(ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares of at least two years (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters named below (the "Underwriting Agreement"), Alex. Brown & Sons Incorporated, Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders, the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of the Prospectus:

                                                                                                        NUMBER OF
                                             UNDERWRITER                                                 SHARES
-----------------------------------------------------------------------------------------------------  -----------
Alex. Brown & Sons Incorporated......................................................................
Bear, Stearns & Co. Inc..............................................................................
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
                                                                                                       -----------
  Total..............................................................................................    4,800,000
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the underwriters that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters.

    The Company, Daniel L. Simon and Brian T. Clingen have granted to the Underwriters options, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 360,000, 180,000, and 180,000 additional shares of Common Stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,800,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,800,000 shares are being offered.

    To facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with the Offering, thereby creating a short position in the Underwriters' account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Underwriters also may reclaim selling concessions allowed to an Underwriter or dealer, if the Underwriters repurchase shares distributed by that Underwriter or dealer.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Stockholders of the Company, holding approximately 8.4 million shares of Common Stock have agreed not to offer, sell or otherwise dispose of any of such Common Stock until approximately 90 days following the date of this Prospectus without the prior consent of the Underwriters. Consent to sales within the periods referred to in this paragraph may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. See "Shares Eligible for Future Sale."

    The Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso & Company, L.P. and its affiliates, including in connection with the future acquisitions.

                             CERTAIN LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Attorneys employed by Winston & Strawn participating in the representation of the Company in this Offering own an aggregate of 3,800 shares of Common Stock. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will pass on certain legal matters for the Underwriters in connection with this Offering. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented Kelso & Company, L.P., KIA V and KEP V, including with respect to the purchase by KIA V and KEP V from the Company of Class B Common Stock and Class C Common Stock of the Company in April 1996, and may continue to represent Kelso & Company, L.P., KIA V and KEP V. Skadden, Arps, Slate, Meagher & Flom LLP has been engaged by the Company to represent it in connection with the certain acquisition transactions.

                                    EXPERTS

    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Universal Outdoor Holdings, Inc. for the year ended December 31, 1996 and the audited historical financial statements of (i) Universal Outdoor Holdings, Inc. included as Exhibit 99.2, (ii) the Statement of Revenues and Direct Expenses of Ad-Sign for the year ended December 31, 1995 included as Exhibit 99.4 and (iii) the Financial Statements of POA Acquisition Corporation as of September 30, 1996 and December 31, 1995 and 1994 and for the nine month period ended September 30, 1996 and for each of the two years in the period ended December 31, 1995 included as Exhibit 99.5, of Universal Outdoor Holdings, Inc. Form 8-K dated July 31, 1997 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The Consolidated Financial Statements of NOA Holding Company as of May 31, 1995 and 1994, and for each of the three years in the period ended May 31, 1995, incorporated in this Prospectus by reference to Universal Outdoor Holdings, Inc. Report on Form 8-K filed on July 31, 1997 (File No. 000-20823) have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The Consolidated Financial Statements of Revere Holding Corp. and its subsidiaries as of December 31, 1995 incorporated in this Prospectus by reference to Universal Outdoor Holdings, Inc. Report on Form 8-K filed on July 31, 1997 (File No. 000-20823) have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, files periodic reports and other information with the Commission. The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) under the Securities Act, with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete.

    With respect to each report or other information filed with the Commission pursuant to the Exchange Act, and such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement and reports and other information filed by the Company may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov.

    The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and other information concerning the Company can be inspected at the Nasdaq National Market.

    The Company distributes to the holders of its shares of Common Stock annual reports containing consolidated financial statements audited by an independent accountant.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    The following documents or information filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof: (i) Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 000-20823); (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 (File No. 000-20823); (iii) the Proxy Statement for the 1997 Annual Meeting of Stockholders (File No. 000-20823); (iv) Reports on Form 8-K filed February 18, 1997 and July 31, 1997 (File No. 000-20823); and
(v) the description of common stock contained in the Registration Statement on Form 8-A filed on June 6, 1996 and amended by Amendment No. 1 on July 17, 1996.


    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall hereby be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to Paul Simon, Universal Outdoor Holdings, Inc., 311 S. Wacker, Suite 6400, Chicago, Illinois 60606, telephone number (312) 431-0822.

                                   THE ART OF
                                  ADVERTISING
                                  IS UNIVERSAL



[PICTURE OF BILLBOARD]



                                                          [PICTURE OF BILLBOARD]



[PICTURE OF BILLBOARD]



                                                        [UNIVERSAL OUTDOOR LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
Prospectus Summary.............................           3
Risk Factors...................................           9
Use of Proceeds................................          13
Capitalization.................................          13
Dilution.......................................          14
Principal and Selling Stockholders.............          15
Shares Eligible for Future Sale................          17
Underwriting...................................          18
Certain Legal Matters..........................          19
Experts........................................          19
Available Information..........................          20
Incorporation of Certain Information by
 Reference.....................................          20


                                4,800,000 SHARES

                                     [LOGO]

                               UNIVERSAL OUTDOOR
                                 HOLDINGS, INC.

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the offering described in this Registration Statement. All amounts shown are estimates, except the SEC registration fee and the NASD filing fee.


Securities and Exchange Commission Registration Fee..............  $  57,500
NASD Filing Fee..................................................     19,475
Printing and Engraving Expenses..................................    130,000
Legal Fees and Expenses..........................................    130,000
Accounting Fees and Expenses.....................................     80,000
Blue Sky Fees and Expenses.......................................      2,000
Transfer Agent Fees and Expenses.................................     15,000
Miscellaneous....................................................     60,000
                                                                   ---------
  Total..........................................................  $ 493,975
                                                                   ---------
                                                                   ---------


* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section  145 of  the Delaware General  Corporation Law  ("Delaware Law") and
Article XI of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent provided by Delaware Law, which may include liabilities under the Securities Act.

    As permitted by Section 102(b) of the Delaware Law, the Certificate of Incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,
(iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which a director derived an improper personal benefit.

    The Company does not maintain directors' and officers' liability insurance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


    1.1    Form of Underwriting Agreement

    2.1    Plan and Agreement of Merger, dated November 18, 1993, between the Company and
            Universal Outdoor II, Inc. (filed as Exhibit 2 to UOI's Registration
            Statement on Form S-1 (Commission File No. 33-72710) and incorporated herein by reference)

    2.2    Stock Purchase Agreement (Stock Purchase Agreement) between Wind Point
            Partners II, L.P., Marquette Venture Partners, L.P., Chemical Equity
            Associates, a California Limited Partnership, Banc One Venture Corporation
            and Management Shareholders and UOI relating to the capital stock of NOA
            Holding Company dated February 27, 1996 (filed as Exhibit 2.1 to the
            Company's Current Report on Form 8-K dated April 5, 1996 (File No. 33-82582)
            (the "Company 8-K") and incorporated herein by reference)

    2.3    Amendment No. 1 to Stock Purchase Agreement (filed as Exhibit 2.2 to the
            Company 8-K and incorporated herein by reference)

    2.4    Agreement and Plan of Recapitalization between the Company, KIA V, KEP V and certain stockholders of the Company (filed as Exhibit 2.4 to Amendment No. 2 to the Company's Registration Statement (File No. 333-12457) on Form S-1 (the
            "Registration Statement") and incorporated herein by reference)

    2.5    Agreement and Plan of Merger between UOI, Universal Acquisition Corp. and
            Outdoor Advertising Holdings, Inc. dated August 27, 1996 (filed as Exhibit
            2.5 to the Registration Statement and incorporated herein by reference)

    2.6    Option and Asset Purchase Agreement between UOI and the Memphis/Tunica Sellers dated September 12, 1996 (filed as Exhibit 2.6 to the Registration Statement and incorporated herein by reference)

    2.7    Asset Purchase Agreement among Mountain Media, Inc., d/b/a Iowa Outdoor
            Displays, Robert H. Lambert and UOI dated September 12, 1996 (filed as
            Exhibit 2.4 to UOI's Registration Statement on Form S-1, dated February 13,
            1997 (File No. 333-21717) (the "UOI Registration Statement") and incorporated herein by reference)

    2.8    Asset Purchase Agreement between UOI and The Chase Company dated September 11,
            1996 (filed as Exhibit 2.8 to the Registration Statement and incorporated herein by reference)

    2.9    Stock Purchase Agreement, dated as of November 22, 1996, among Revere, UOI and the stockholders of Revere (filed as Exhibit 2.6 to the UOI Registration
            Statement and incorporated herein by reference)

    2.10   Asset Purchase Agreement, dated as of December 10, 1996, among Matthew,
            Matthew Acquisition Corp. and UOI (filed as Exhibit 2.7 to the UOI
            Registration Statement and incorporated herein by reference)

    2.11   Stock Purchase Agreement, dated as of June 3, 1997, among Florida Logos, Inc.,
            The Lamar Corporation, Lamar Advertising Company and UOI

    2.12   Asset Purchase Agreement, dated as of June 30, 1997, among Allied Outdoor
            Advertising, Inc., Universal Outdoor (NY) Advertising Acquisition Corporation
            and UOI

    4.1    Specimen Common Stock Certificate of the Company (filed as Exhibit 4.1 to the
            Company's Registration Statement (File No. 333-5351) on Form S-1 and
            incorporated herein by reference)

    4.2    Indenture of Trust between United States Trust Company of New York as trustee, and UOI, dated as of October 16, 1996, relating to the October Notes (filed as Exhibit 10.3 to the UOI Registration Statement and incorporated herein by reference)

    4.3    Indenture of Trust between United States Trust Company of New York, as trustee, and UOI dated as of December 16, 1996, relating to the December
            Notes (filed as Exhibit 4.1 to the UOI Registration Statement and incorporated herein by reference)

    4.4    Warrant Agreement between the Registrant and United States Trust Company of
            New York, as warrant agent, dated June 30, 1994 relating to the Noteholder
            Warrants (filed as Exhibit 4(i) to Amendment No. 1 to the Company's
            Registration Statement on Form S-1 (File No. 33-93852) and incorporated herein by reference)

    4.5    Purchase Agreement, dated as of June 23, 1994, between the Company and Bear,
            Stearns & Co. Inc. (the "Initial Purchaser") relating to the Company's 14%
            Series A Senior Secured Discount Notes due 2004 (the "Old Notes") and
            Noteholder Warrants to purchase Common Stock (filed as Exhibit 4(a) to the
            Company's Registration Statement on Form S-1 (File No. 33-82582) and
            incorporated herein by reference)

    4.6    Exchange and Registration Rights Agreement, dated as of June 23, 1994, between the Company and the Initial Purchaser (filed as Exhibit 4(d) to the Company's
            Registration Statement on Form S-1 (File No. 33-82582) and incorporated herein by reference)

    5.1    Opinion of Winston & Strawn

   23.1*   Consent of Price Waterhouse LLP

   23.2*   Consent of Ernst & Young LLP

   23.3*   Consent of Arthur Anderson LLP

   23.4    Consent of Winston & Strawn (contained in Exhibit 5.1)

   24.1**  Powers of Attorney


------------------------


 *  Previously filed



**  Previously filed on signature page to this registration statement.



ITEM 17.  UNDERTAKINGS


    (a) The undersigned Registrant hereby undertakes that:

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to Item 15 above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes:

    (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1933 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (c) The undersigned Registrant hereby undertakes that:

       For the purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 12th day of August, 1997.



                                UNIVERSAL OUTDOOR HOLDINGS, INC.

                                By:              /s/ PAUL G. SIMON
                                     -----------------------------------------
                                                   Paul G. Simon
                                       VICE PRESIDENT, SECRETARY AND GENERAL
                                                      COUNSEL




    Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President and Chief
              **                  Executive Officer
------------------------------    (Principal Executive        August 12, 1997
       Daniel L. Simon            Officer) and Director

                                Vice President and Chief
              **                  Financial Officer
------------------------------    (Principal Financial and    August 12, 1997
       Brian T. Clingen           Accounting Officer) and
                                  Director

              **
------------------------------  Director                      August 12, 1997
       Michael J. Roche

------------------------------  Director                          , 1997
     Michael B. Goldberg

------------------------------  Director                          , 1997
        Frank K. Bynum




**                    /s/ PAUL G. SIMON
           --------------------------------------
                        Paul G. Simon
                      ATTORNEY-IN-FACT

                                LIST OF EXHIBITS


 EXHIBIT
 NUMBER                                           DESCRIPTION                                            PAGE
---------  ------------------------------------------------------------------------------------------  ---------

   1.1     Form of Underwriting Agreement

   2.1     Plan and Agreement of Merger, dated November 18, 1993, between the Company and Universal
            Outdoor II, Inc. (filed as Exhibit 2 to UOI's Registration Statement on Form S-1
            (Commission File No. 33-72710) and incorporated herein by reference)

   2.2     Stock Purchase Agreement (Stock Purchase Agreement) between Wind Point Partners II, L.P.,
            Marquette Venture Partners, L.P., Chemical Equity Associates, a California Limited
            Partnership, Banc One Venture Corporation and Management Shareholders and UOI relating to the capital stock of NOA Holding Company dated February 27, 1996 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 5, 1996 (File No. 33-82582) (the
            "Company 8-K") and incorporated herein by reference)

   2.3     Amendment No. 1 to Stock Purchase Agreement (filed as Exhibit 2.2 to the Company 8-K and incorporated herein by reference)

   2.4     Agreement and Plan of Recapitalization between the Company, KIA V, KEP V and certain stockholders of the Company (filed as Exhibit 2.4 to Amendment No. 2 to the Company's
            Registration Statement (File No. 333-12457) on Form S-1 (the "Registration Statement")
            and incorporated herein by reference)

   2.5     Agreement and Plan of Merger between UOI, Universal Acquisition Corp. and Outdoor
            Advertising Holdings, Inc. dated August 27, 1996 (filed as Exhibit 2.5 to the
            Registration Statement and incorporated herein by reference)

   2.6     Option and Asset Purchase Agreement between UOI and the Memphis/Tunica Sellers dated
            September 12, 1996 (filed as Exhibit 2.6 to the Registration Statement and incorporated herein by reference)

   2.7     Asset Purchase Agreement among Mountain Media, Inc., d/b/a Iowa Outdoor Displays, Robert
            H. Lambert and UOI dated September 12, 1996 (filed as Exhibit 2.4 to UOI's Registration
            Statement on Form S-1, dated February 13, 1997 (File No. 333-21717) (the "UOI
            Registration Statement") and incorporated herein by reference)

   2.8     Asset Purchase Agreement between UOI and The Chase Company dated September 11, 1996 (filed as Exhibit 2.8 to the Registration Statement and incorporated herein by reference)

   2.9     Stock Purchase Agreement, dated as of November 22, 1996, among Revere, UOI and the stockholders of Revere (filed as Exhibit 2.6 to the UOI Registration Statement and incorporated herein by reference)

   2.10    Asset Purchase Agreement, dated as of December 10, 1996, among Matthew, Matthew
            Acquisition Corp. and UOI (filed as Exhibit 2.7 to the UOI Registration Statement and incorporated herein by reference)

   2.11    Stock Purchase Agreement, dated as of June 3, 1997, among Florida Logos, Inc., The Lamar
            Corporation, Lamar Advertising Company and UOI

   2.12    Asset Purchase Agreement, dated as of June 30, 1997, among Allied Outdoor Advertising,
            Inc., Universal Outdoor (NY) Advertising Acquisition Corporation and UOI

   4.1     Specimen Common Stock Certificate of the Company (filed as Exhibit 4.1 to the Company's
            Registration Statement (File No. 333-5351) on Form S-1 and incorporated herein by reference)

   4.2     Indenture of Trust between United States Trust Company of New York as trustee, and UOI, dated as of October 16, 1996, relating to the October Notes (filed as Exhibit 10.3 to the
            UOI Registration Statement and incorporated herein by reference)

   4.3     Indenture of Trust between United States Trust Company of New York, as trustee, and UOI dated as of December 16, 1996, relating to the December Notes (filed as Exhibit 4.1 to the UOI Registration Statement and incorporated herein by reference)

   4.4     Warrant Agreement between the Registrant and United States Trust Company of New York, as
            warrant agent, dated June 30, 1994 relating to the Noteholder Warrants (filed as Exhibit
            4(i) to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No.
            33-93852) and incorporated herein by reference)

   4.5     Purchase Agreement, dated as of June 23, 1994, between the Company and Bear, Stearns & Co.
            Inc. (the "Initial Purchaser") relating to the Company's 14% Series A Senior Secured
            Discount Notes due 2004 (the "Old Notes") and Noteholder Warrants to purchase Common
            Stock (filed as Exhibit 4(a) to the Company's Registration Statement on Form S-1 (File
            No. 33-82582) and incorporated herein by reference)

   4.6     Exchange and Registration Rights Agreement, dated as of June 23, 1994, between the Company and the Initial Purchaser (filed as Exhibit 4(d) to the Company's Registration Statement
            on Form S-1 (File No. 33-82582) and incorporated herein by reference)

   5.1     Opinion of Winston & Strawn

  23.1*    Consent of Price Waterhouse LLP

  23.2*    Consent of Ernst & Young LLP

  23.3*    Consent of Arthur Anderson LLP

  23.4     Consent of Winston & Strawn (contained in Exhibit 5.1)

  24.1**   Powers of Attorney


------------------------


 *  Previously filed



**  Previously filed on signature page to this registration statement